Exhibit 99.1

NEWS RELEASE

CONTACTS:    Gary S. Maier/Crystal Chang Warner
        Maier & Company, Inc.
        (310) 442-9852

HIGHWAY HOLDINGS ANNOUNCES SALE OF KIENZLE BRAND NAME
FOR WATCHES AND CLOCKS

--Declares Second Extraordinary Dividend; Represents a Combined $0.40 Payout Since August --

HONG KONG — November 9, 2005 —Highway Holdings Limited (Nasdaq: HIHO) today announced the sale of its remaining rights to the “Kienzle” trademark related to the use of the name for watches and clocks for $1.16 million. In addition, the company announced the declaration of another $0.20 per common share extraordinary dividend.

The extraordinary dividend follows a previous $0.20 per common share special dividend paid on August 15, 2005, related to the prior sale of the rights to the “Kienzle” trademark for non-watch and clock products.

The sale of the Kienzle trademark is consistent with the company’s previously announced strategy to divest itself of its unprofitable Kienzle watch and clock marketing operations and to focus its efforts on the company’s profitable OEM manufacturing business.

In June 2005, Highway Holdings recorded extraordinary income of $940,000 as a result of the sale of its Kienzle brand name for non-watch and clock products referred to above. The sales price for the Kienzle non-watch and clock rights was $1,000,000. At that time, the company stated its intention to sell the remaining rights of the Kienzle brand for watches and clocks.  As a result, the company has received a total of $2.16 million from the sales of all its Kienzle trademark rights.

The company acquired the Kienzle trademark in 1999 as part of its purchase of all of the assets of the 183-year old Kienzle Uhrenfabriken GmbH. The company acquired the brand name rights out of receivership in Germany for approximately $590,000.

Highway Holdings said it has sold most of its remaining Kienzle watch and clock inventory from its warehouse in Germany for approximately $200,000. Because the inventory sale was part of its liquidation process, the price was below the company’s costs and will, therefore, result in an estimated fiscal third quarter non-cash accounting charge of approximately $500,000. In addition, the company laid off all but two of its employees at its German marketing office. The sale of the Kienzle trademark, the sale of remaining German inventory, and the foregoing termination of its German employees were implemented to essentially eliminate a constant loss producing marketing operation in the watch/clock business that was impacted by changing market dynamics.

The company still has remaining camera, watch and clock inventory in China and Hong Kong and intends to sell additional assets, such as molds, tools and equipment, and inventory during the next six months, as it continues to curtail the company’s camera, clock and watch operations.

As a result of the company’s prior strong cash position, which has now been supplemented by the additional cash the company received from the sale of the Kienzle trademark and inventories, the board of directors declared a second extraordinary dividend. The additional dividend will be paid on December 12, 2005 to all holders of record on November 25, 2005.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the company’s ability to meet the Nasdaq continued listing requirements, and various economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission and the company’s annual reports on Form 20-F.

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